Cordyceps Sunshine Biotech Holdings Co., Ltd.

6th Fl., No. 15, Lane 548, Ruiguang Road

Neihu District, Taipei City, Taiwan

January 20, 2023

Via Edgar Correspondence

Ms. Tracie Mariner

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Cordyceps Sunshine Biotech Holdings Co., Ltd. Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted December 8, 2022 CIK No. 0001885680

Dear Ms. Mariner,

This letter is in response to the letter dated December 21, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Cordyceps Sunshine Biotech Holdings Co., Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Registration Statement”) is being submitted to accompany this letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Summary of Risk Factors, page 5

1. We note your response to the second bullet of prior comment 4, which we reissue in part. Please further enhance your Summary Risks and Risk Factors by explicitly referencing your auditor’s issuance of a going concern opinion.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on pages 5, 28, and 58 in the Registration Statement to highlight the auditor’s explanatory paragraph regarding our ability to continue as a going concern and described the material risks associated with the going concern opinion. Also, we have described the Company’s plans to satisfy its cash requirements for the next 12 months, and disclosed the potential consequences to our business if we are unable to raise additional financing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Six Months Ended June 30, 2022 and 2021, page 45

2. We note that your research and development expenses were material to your total operating expenses for the six month period ended June 30, 2022. Please expand your disclosure to describe the nature of the expenses and to explain the reasons for the significant increase from the prior comparable period. Additionally, with reference to the guidance in ASC 235-10-50, please tell us your consideration of including research and development expenses as a critical accounting policy in the notes to your financial statements.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have disclosed the nature and the reasons for the significant increase for our research and development expenses for the six months ended June 30, 2022 on page 46 in the Registration Statement. Also, we have disclosed the accounting policy for research and development expenses in the notes to our financial statements on page F-11 in the Registration Statement.

Sales and Marketing, page 55

3. We note your response to prior comment 13. Your disclosure on page 55 now states: “This is a relatively small network since there is not many distributors, dealers, and retail customers in the Cordyceps industry.” So that investors may evaluate the extent of the Company’s network upon which its sales “heavily depend” relative to the Cordyceps industry more broadly, please revise further to disclose the approximate number each of Cordyceps distributors, dealers, and retail customers in Mainland China.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on pages 3 and 55 under the “Sales and Marketing” section in the Registration Statement.

Related Party Transactions, page 74

4. We note your response to prior comment 16, which we reissue. Your response letter advises that you have updated related party information as of June 30, 2022. However, please note:

●	Your disclosures must provide required related party information up to the date of the prospectus. Refer to Item 7.B of Form 20-F.

●	Amounts outstanding with respect to related party transactions involving indebtedness must be disclosed as of the latest practicable date. See Item 7.B.2 of Form 20-F. Please tell us why June 30, 2022 is the latest practicable date you reference in your disclosures on page 75 regarding the outstanding loan agreement dated June 27, 2020 with Mr. Xusheng Niu and Mrs. Xiangtao Yao, and the outstanding 2021 and 2022 loans from Mr. Szuhao Huang.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosures in the “Related Party Transactions” Section on pages 74-75 to provide required information up to the date of the prospectus.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Szu Hao Huang
Name:	Szu Hao Huang
Title:	Chief Executive Officer and Chief Financial Officer

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